Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 12, 2018 in connection with their beneficial ownership of Red Robin Gourmet Burgers, Inc. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Amy K. Johnson
Amy K. Johnson
Title:	Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy K. Johnson
Amy K. Johnson
Title:	Managing Director and Global Head of Operations